SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE) 41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Copel Completes Acquisition of Aventura and

Santa Rosa & Mundo Novo Wind Farms

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general that pursuant to Material Fact 02/22, of October 6, 2022, and after complying with the condition’s precedent, concluded on this date the acquisition of the Aventura and Santa Rosa & Mundo Novo Wind Complexes ("Project" or "Complex"), in the updated value (Enterprise Value) of R$1,760.6 million.

The Project has long-term financing (maturities up to 2043) contracted with Banco do Nordeste (BNB), with rates of IPCA + 2.19% p.a. (Adventure Complex) and IPCA + 1.98% p.a. (Santa Rosa & Mundo Novo complex).

Wind Farms	Installed Capacity (MW)[1]	Assured Energy (MWmed)	Commercial Operation	Energy Trade - Regulated Contracting Enviroment (ACR)					End of Authorization
				Auction	Quantity (MWmed)	Price (R$/MWh)[2]	Start of Supply	End of Supply
Aventura II	105	65	In operation (jul/21)	A-6 2017	53.6	128.29	jan/23	dec/42	2053
Aventura III
Aventura IV
Aventura V
SRMN I	155.4	92.8	In operation (dez/21 to fev/22)	A-6 2017	67.1	130.94	jan/23	dec/42	2053
SRMN II
SRMN III
SRMN IV									2052
SRMN V
Total/Average	260.4	157.8	-		120.7	129.76
[1] Total of 62 wind turbines used in the project, manufacturer Vestas model V 150. [2] Base date Jan/2023

With the addition of this capacity, the wind source now represents 17% of the Copel Group's energy generation portfolio, benefiting its portfolio with the increase in incentivized energy and the reduction of exposure to hydrological risk.

The completion of the acquisition process for this project is another important step in the implementation of the Company's strategy of sustainable growth in renewable energy, expanding the diversification of the generation matrix in line with the Strategic Planning and Investment Policy.

Curitiba, January 30, 2023.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date January 30, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.